[redacted]

09055709

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49445

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 01 08 (MM/DD/YY) AND ENDING 12 31 08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Venture Partners Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1224 Mill Street Bldg. A
(No. and Street)

East Berlin (City) Connecticut (State) 06023 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Samuel Occhipinti 860 828 3332
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whelan, Rolleri & DePietro, LLC Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

3095 Main Street (Address) Stratford (City) CT (State) 06614 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FEB 2 6 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Samuel Occhipinti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Venture Partners Capital, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TERRI SEGARRA
NOTARY PUBLIC
MY COMMISSION EXPIRES JAN. 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VENTURE PARTNERS CAPITAL, L.L.C.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2008

(With Independent Auditor's Report Thereon)

TABLE OF CONTENTS

Whelan, Rolleri & DePietro, LLC
CERTIFIED PUBLIC ACCOUNTANTS
3095 MAIN STREET
STRATFORD, CONNECTICUT 06614
TELEPHONE (203) 377-0700
FACSIMILE (203) 380-0149

THOMAS J. WHELAN, II, CPA
MICHAEL J. ROLLERI, CPA
PAUL T. DEPIETRO, JR., CPA

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
CONNECTICUT SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF VENTURE PARTNERS CAPITAL, L.L.C.
Kensington, Connecticut

We have audited the accompanying statement of financial condition of Venture Partners Capital, L.L.C. as of December 31, 2008, and the related statement of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material mistatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venture Partners Capital, L.L.C. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Whelan Rolleri & DePietro LLC

Whelan, Rolleri & DePietro, L.L.C.
Certified Public Accountants

February 12, 2009

VENTURE PARTNERS CAPITAL, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 10,754
Loans receivable - related parties and members	4,000
Securities owned:	
Restricted stock and warrants, at market value (cost $79,568)	80,568
Other, at market value (cost 18,094)	7,760
Office equipment, net of accumulated depreciation of $59,555	83
	$103,165

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 9,287
Members' Equity	93,878
	$103,165

See notes to financial statements.

VENTURE PARTNERS CAPITAL, L.L.C.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE:	
Consulting fees	$ 15,000
Unrealized loss on securities owned	(6,670)
Other income	828
	9,158
EXPENSES	
Professional fees	16,540
Depreciation	3,896
Other operating expenses	9,495
	29,931
NET LOSS	$ (20,773)

See notes to financial statements.

VENTURE PARTNERS CAPITAL, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

MEMBERS' EQUITY, December 31, 2007	$ 91,151
Capital contributions	23,500
Net loss	(20,773)
MEMBERS' EQUITY, December 31, 2008	$ 93,878

See notes to financial statements.

VENTURE PARTNERS CAPITAL, L.L.C.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (20,773)
Adjustment to reconcile net loss to net cash provided (used) by operating activities:	
Depreciation	3,896
Unrealized loss on securities owned	6,670
(Increase) decrease in operating assets:	
Due from non-customer	1,238
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(3,510)
Net cash provided (used) by operating activities	(12,479)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of investments	(1,000)
Purchase of equipment	(900)
Net cash provided (used) by investing activities	(1,900)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	15,000
Net cash provided (used) by financing activities	15,000
Net increase in cash	621
Cash - beginning of year	10,133
Cash - end of year	$ 10,754
Non-Cash Investing and Financing Activities	
Common stock investment received as capital contribution	$ 8,500

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

A. Organization and Nature of Business:

Venture Partners Capital, L.L.C. (the Company) was approved on July 29, 1997 as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD). The latest date on which the Company is to dissolve is December 31, 2046. The Company's revenue is primarily derived from providing investment banking services, which includes investment advisory services and participation in private placement offerings. The Company operates under the exemptive provisions of paragraph (k) (2) (i) of rule 15c3-3 of the Securities and Exchange Commission, which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

B. Summary of Significant Accounting Policies:

Revenue recognition:

The Company recognizes revenue from placement fees upon completion of the private placement offering. Investment banking and advisory fees are recognized when earned. Realized gains/losses on sale of securities are recorded on a trade-date basis. Unrealized gains/losses on securities are reflected in income.

Securities owned:

Marketable securities are valued at market value, based on last sales price for securities traded on a national exchange or last bid price for securities traded over-the counter. Restricted warrants and stock are valued, based on market quotations of related unrestricted stock, if available, or determined by the managing member.

Cash equivalents:

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less, when purchased, to be cash equivalents.

B. Summary of Significant Accounting Policies - (continued):

Office equipment:

The Company records office equipment at cost and provides depreciation on a straight-line basis over an estimated useful life of three years.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

The company is classified as a partnership for federal income tax purposes and, therefore, the financial statements do not include a provision for income taxes.

C. Placement fees:

The company receives cash, restricted stock and warrants in exchange for certain placement services rendered. Any restricted stock and warrants received are initially recorded as revenue, using the Company's estimate of fair value at the date of receipt. Subsequent changes in fair value are reflected as increases or decreases in fair value of securities owned.

There was no placement fee revenue in 2008.

D. Related party transactions:

Loans receivable-related parties and members, at December 31, 2008 consist of the following:

D. Related party transactions - (continued):

Demand loans receivable from one member which bears interest at 2%. $4,000

Expenses include management fees of $8,550 in the year ended December 31, 2008, paid to a related party (Bril Corporation).

E. Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $8,063, which was $3,063 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.15 to 1.

Whelan, Rolleri & DePietro, LLC
CERTIFIED PUBLIC ACCOUNTANTS
3095 MAIN STREET
STRATFORD, CONNECTICUT 06614
TELEPHONE (203) 377-0700
FACSIMILE (203) 380-0149

THOMAS J. WHELAN, II, CPA
MICHAEL J. ROLLERI, CPA
PAUL T. DEPIETRO, JR., CPA

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
CONNECTICUT SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE MEMBERS
VENTURE PARTNERS CAPITAL, L.L.C.
Kensington, Connecticut

We have audited the accompanying financial statements of Venture Partners Capital, L.L.C. as of and for the year ended December 31, 2008, and have issued our report thereon dated February 12, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10 and 11 is presented for purposes of additional analysis, and is not a required part of the basic financial statements; but, is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Whelan Rolleri & DePietro LLC

Whelan, Rolleri & DePietro, LLC
Certified Public Accountants

February 12, 2009

VENTURE PARTNERS CAPITAL, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2008

NET CAPITAL	
Total Members' equity qualified for net capital	$ 93,878
Deductions:	
Non-allowable assets:	
Loans receivable - related parties and members	(4,000)
Securities owned - restricted stock and warrants	(80,568)
Office equipment - net	(83)
	(84,651)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	9,227
Haircuts on security positions:	
Other securities	(1,164)
NET CAPITAL	$ 8,063
AGGREGATE INDEBTEDNESS:	
Item included in statement of financial condition:	
Accounts payable and accrued expenses	9,287
TOTAL AGGREGATE INDEBTEDNESS	$ 9,287
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum dollar net capital requirement of reporting broker/dealer	$ 5,000
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 619
Excess net capital	$ 3,063
Excess net capital at 1,000%	$ 7,134
Ratio: Aggregate indebtedness to net capital	1.15 to 1
RECONCILIATION OF NET CAPITAL:	
Net capital per unaudited X-17A-5	$ 8,063
Effect of audit adjustments on:	
Members' equity	-----------
Net capital, as above	$ 8,063

VENTURE PARTNERS CAPITAL, L.L.C.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Special Account for the exclusive benefit of customers maintained.

VENTURE PARTNERS CAPITAL, L.L.C.

Information relating to the possession or control requirements under SEC Rule 15c3-3.

December 31, 2008

NONE

See notes to financial statements.

VENTURE PARTNERS CAPITAL, L.L.C.
Reconciliations
December 31, 2008

Computation of net capital under SEC rule 15c3-1

There were no material differences in the computation of net capital on the Focus Report and the audited financial statements.

Computation for determination of the
Reserve requirments under Exhibit A of 15c3-3

There were no material differences in the computation for determination of the reserve requirements on the Focus Report and the auditied financial statements.

See notes to financial statements.

VENTURE PARTNERS CAPITAL, L.L.C.
Reconciliation of statement of financial condition
December 31, 2008

There were no material changes between the unaudited and audited statements of financial condition.

See notes to financial statements.

Whelan, Rolleri & DePietro, LLC
CERTIFIED PUBLIC ACCOUNTANTS
3095 MAIN STREET
STRATFORD, CONNECTICUT 06614
TELEPHONE (203) 377-0700
FACSIMILE (203) 380-0149

THOMAS J. WHELAN, II, CPA
MICHAEL J. ROLLERI, CPA
PAUL T. DEPIETRO, JR., CPA

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
CONNECTICUT SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

TO THE MEMBERS
VENTURE PARTNERS CAPITAL, L.L.C.
Kensington, CT

In planning and performing our audit of the financial statements of Venture Partners Capital, L.L.C. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Whelan Rolleri & DePietro LLC

Whelan, Rolleri & DePietro, LLC

February 12, 2009